Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company                NIRE 35300010230 NOTICE TO STOCKHOLDERS Payment of Earnings    In addition to the Notice to Stockholders of December 6, 2021, ITAÚ UNIBANCO HOLDING S.A. announces to its stockholders that the payments of monthly earnings related to 2022 will be made as interest on capital in the amount of R$0.01765 per share, with a 15% withholding income tax, resulting in net interest of R$0.015 per share, in accordance with the schedule below:    Base date Month of Date of the last Individualized Credit Payment Accrual trading day at B3 January December 30, 2021 January 31, 2022 February 01, 2022 February January 31, 2022 February 25, 2022 March 02, 2022 March February 25, 2022 March 31, 2022 April 01, 2022 April March 31, 2022 April 29, 2022 May 02, 2022 May April 29, 2022 May 31, 2022 June 01, 2022 June May 31, 2022 June 30, 2022 July 01, 2022 July June 30, 2022 July 29, 2022 August 01, 2022 August July 29, 2022 August 31, 2022 September 01, 2022 September August 31, 2022 September 30, 2022 October 03, 2022 October September 30, 2022 October 31, 2022 November 01, 2022 November October 31, 2022 November 30, 2022 December 01, 2022 December November 30, 2022 December 29, 2022 January 02, 2023 In accordance with our Stockholders’ Compensation Policy (Dividends and Interest on Capital) available on the Investor Relations website, the monthly payment is made as an advance of the amount that will be paid after the determination of the annual Balance Sheet.    São Paulo (State of São Paulo), December 10, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence